October 3, 2003



Unsecured Creditors of Covanta
  Energy Corp and its
  Reorganizing Subsidiaries (Class 4,
  6 and 8 Creditors)

         Re:  Voting in Support of the Covanta Plan of Reorganization

Dear Class 4, 6 and 8 Unsecured Creditor:

         The Official Committee of Unsecured Creditors, which represented your interests in the Covanta Chapter 11 proceedings, urges you to vote in favor of the Covanta Reorganization Plan. The Plan accomplishes the Debtors' stated goals of their bankruptcy proceeding: ridding the Debtors of their non-core, non-energy, money-losing businesses, and restructuring the debt of the remaining, profitable energy businesses.

         Unfortunately, the going concern value left after this restructuring process cannot support payment of all of the Debtors' pre-petition debt. The Class 3 secured creditors, for example, are receiving only between a 63.0% to 70.5% recovery on their secured claims, according to the Debtors' investment bankers' valuations (see the Disclosure Statement at pp. xvii to xx), not counting the 9.25% bondholders (Class 3B) settlement with Class 6 creditors. The Debtors estimate that implementation of the 9.25% bondholders settlement, whereby accepting 9.25% bondholders transfer 12.5% of their recovery to Class 6 creditors, will lower the recovery of such 9.25% bondholders to between a 55.2% to 61.7 % recovery on their claims. (Those who opt out of the settlement run the litigation risk of losing their secured status).

         While the valuation of the Debtors' assets undertaken by the Committee's investment bankers, Houlihan, Lokey Howard & Zukin, vary from those prepared by the Debtors' advisors, they are within a close range. Under either valuation, the partial recoveries to the secured creditors make any recovery to the unsecured creditors problematic. Nonetheless, by litigating certain issues, preserving the right to litigate others, creative thinking (the ESOP idea), and a constructive and realistic approach, the Committee was able to obtain a modest recovery for many unsecured creditors (Class 6), and a good return for some others (Class 4 and Class 8). Only the creditors of the Liquidating Debtors and the holders of Class 7 convertible bonds (due to the contractual subordination provisions of their bonds) are denied any recovery on their claims.

         Class 4 and Class 8 Creditors. Because of their structural priority, Class 4 creditors are receiving a note equal to the face value of their claims. Their recovery also rests on their potential ability to effectuate the fraudulent conveyance waiver protection provisions in the secured lenders' 2001 Credit Agreement. The Committee believes this legal uncertainty justifies Class 4 creditors accepting this recovery which, notwithstanding the Debtors' valuation, will be discounted from par value in the market. With respect to the holders of Class 8 claims, these same considerations apply and justify such creditors accepting a recovery of cash equal to 75% of their claims of $2,500 or less.

         Class 6 Creditors. The recovery under the Plan for Class 6 creditors is modest. Assuming that none of the 9.25% bondholders opt out of the 9.25% settlement and all of such bondholders give 12.5% of their recovery to Class 6 in exchange for the Committee dropping its challenge to their lien (we believe it unlikely that none of the 9.25% bondholders will opt out), the Debtors' valuation of the Class 6 recovery is from 3.3% to 13.9%. The Committee believes these modest recoveries should be accepted, as they reflect the financial and legal realities of the Class 6 Creditors position in the Debtors' Chapter 11 proceeding.

         Therefore, the Committee urges the holders of Class 4, Class 6 and Class 8 claims to vote to accept the Covanta Reorganization Plan.


                                            Very Truly Yours,



                                            The Official Committee of
                                            Unsecured Creditors